UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

RealD Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

      75604L105
(CUSIP Number)

Toby E. Symonds
President
Altai Capital Management, L.P.
152 West 57th Street, 10th Floor
New York, New York  10019
212-201-5763

With a copy to:
Steven J. Williams
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York  10019
     212-373-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

           November 24, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75604L105	SCHEDULE 13D	Page 2 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Altai Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,365,556
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,365,556
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,365,556
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 75604L105	SCHEDULE 13D	Page 3 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Altai Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,365,556
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,365,556
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,365,556
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON HC, OO

CUSIP No. 75604L105	SCHEDULE 13D	Page 4 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Rishi Bajaj
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,365,556
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,365,556
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,365,556
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 75604L105	SCHEDULE 13D	Page 5 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Toby E. Symonds
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,365,556
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,365,556
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,365,556
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 75604L105	SCHEDULE 13D	Page 6 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven V. Tesoriere
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,365,556
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,365,556
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,365,556
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 75604L105	SCHEDULE 13D	Page 7 of 11

Pursuant to Rule 13d-2(a) of the General Rules and Regulations under the Act, the undersigned hereby amend the Schedule 13D originally filed on February 7, 2014, as amended by Amendment No. 1 to the Schedule 13D filed on July 2, 2014 (collectively, the “Schedule 13D”), relating to the common stock, par value $0.0001 per share (the “Common Stock”), of RealD Inc., a Delaware corporation (the “Company” or the “Issuer”). Except as set forth herein, the Schedule 13D is unmodified.

This Amendment No. 2 to the Schedule 13D is being filed to report that a material change occurred in the percentage of shares of Common Stock beneficially owned by the Reporting Persons set forth in the Schedule 13D, which decreased the percentage owned by the Reporting Persons to below 5% of the Common Stock at such time.  Because the Reporting Persons are no longer the beneficial owners of more than 5% of the Common Stock, no Reporting Person will be required to file further amendments to the Schedule 13D.  If a Reporting Person becomes the beneficial owner of more than 5% of the Common Stock and is required to filed pursuant to Rule 13d-1 promulgated under the Act, such Reporting Person will, to the extent and in the manner necessary, file a new Schedule 13D.

ITEM 1.  Security and Issuer.

No material change.

ITEM 2.  Identity and Background.

No material change.

ITEM 3.  Source and Amount of Funds or Other Consideration.

This Item is not applicable to the transactions reported herein as such transactions involved the sale of, and not the acquisition of, Common Stock.

ITEM 4.  Purpose of Transaction.

No material change.

ITEM 5.  Interest in Securities of the Issuer.

This Item 5 is hereby amended and restated in its entirety to read as follows:

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 2,365,556 shares of Common Stock held for the account of ACMF, constituting approximately 4.7% of the Issuer’s currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 50,185,773 shares of Common Stock outstanding as of October 27, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, filed with the Securities and Exchange Commission on November 3, 2014.

CUSIP No. 75604L105	SCHEDULE 13D	Page 8 of 11

(i) Investment Manager:

(a)	As of the date hereof, Investment Manager may be deemed the beneficial owner of 2,365,556 shares of Common Stock.
Percentage: Approximately 4.7% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,365,556 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,365,556 shares of Common Stock

(ii) IMGP:

(a)	As of the date hereof, IMGP may be deemed the beneficial owner of 2,365,556 shares of Common Stock.
Percentage: Approximately 4.7% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,365,556 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,365,556 shares of Common Stock

(iii) Mr. Bajaj:

(a)	As of the date hereof, Mr. Bajaj may be deemed the beneficial owner of 2,365,556 shares of Common Stock.
Percentage: Approximately 4.7% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,365,556 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,365,556 shares of Common Stock

(iv) Mr. Symonds:

(a)	As of the date hereof, Mr. Symonds may be deemed the beneficial owner of 2,365,556 shares of Common Stock.
Percentage: Approximately 4.7% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,365,556 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,365,556 shares of Common Stock

CUSIP No. 75604L105	SCHEDULE 13D	Page 9 of 11

(v) Mr. Tesoriere:

(a)	As of the date hereof, Mr. Tesoriere may be deemed the beneficial owner of 2,365,556 shares of Common Stock.
Percentage: Approximately 4.7% as of the date hereof.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,365,556 shares of Common Stock
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,365,556 shares of Common Stock

(b) By virtue of its role as investment manager of ACMF, Investment Manager has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 2,365,556 shares of Common Stock beneficially owned by it and held for the account of ACMF. By virtue of its role as general partner of Investment Manager, IMGP is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF. By virtue of his role as managing principal of Investment Manager and member of IMGP, Mr. Bajaj is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF. By virtue of his role as president and managing principal of Investment Manager and member of IMGP, Mr. Symonds is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF. By virtue of his role as managing principal of Investment Manager and member of IMGP, Mr. Tesoriere is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which Investment Manager has voting power or dispositive power and held for the account of ACMF.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule 1 hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(d) ACMF has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock covered by this Schedule 13D that may be deemed to be beneficially owned by the Reporting Persons.

(e) The Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock on November 24, 2014.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Item 6 is hereby amended and restated in its entirety to read as follows:

CUSIP No. 75604L105	SCHEDULE 13D	Page 10 of 11

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement was previously filed as Exhibit A to this Schedule 13D and is incorporated by reference herein. Other than the joint filing agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between the Reporting Persons and any other person with respect to securities of the Issuer.

ITEM 7.  Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)
Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

CUSIP No. 75604L105	SCHEDULE 13D	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 26, 2014

ALTAI CAPITAL MANAGEMENT, L.P.

By:	/s/ Toby E. Symonds
Name:	Toby E. Symonds
Title:	Authorized Signatory

ALTAI CAPITAL MANAGEMENT, LLC

By:	/s/ Toby E. Symonds
Name:	Toby E. Symonds
Title:	Authorized Signatory

/s/ Rishi Bajaj
Name:	Rishi Bajaj

/s/ Toby E. Symonds
Name:	Toby E. Symonds

/s/ Steven V. Tesoriere
Name:	Steven V. Tesoriere

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

The following transactions were effected during the past sixty (60) days:

Person	Date	Security	Amount of Shares Bought (Sold)	Approx. Price per Share (excl. commissions)
ACMF	10/3/2014	Common	(14,200)	$11.6830
ACMF	11/4/2014	Common	(21,687)	$11.7449
ACMF	11/5/2014	Common	(40,200)	$11.5606
ACMF	11/6/2014	Common	(235,000)	$11.5500
ACMF	11/6/2014	Common	(2,000)	$11.5253
ACMF	11/18/2014	Common	(37,238)	$11.0818
ACMF	11/19/2014	Common	(43,305)	$10.9565
ACMF	11/20/2014	Common	(21,512)	$11.0404
ACMF	11/21/2014	Common	(25,000)	$11.1057
ACMF	11/24/2014	Common	(4,302)	$11.3828
ACMF	11/24/2014	Common	(20,000)	$11.3496

All of the above transactions were effected on the open market.